Exhibit A

Ceragon Expects a Major Customer’s Revised Acceptance Procedures to
Cause Recognition of $11M to $14M of Revenue to Shift from 2012 to 2013

Paramus, New Jersey, January 4, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that in late December, 2012, it learned that a major customer is requiring additional acceptance procedures and documentation for equipment it has purchased from Ceragon. The equipment was   installed and accepted previously by the customer pursuant to the process in place at the time. The Company’s assessment is that the additional acceptance procedures will shift the recognition of between $11 million and $14 million of revenue from 2012 to 2013.

“The equipment is part of a valued customer’s network carrying live traffic,” said Ira Palti, CEO and President of Ceragon Networks. “Learning of this requirement in the last days of the fiscal year meant we had no time to respond to the additional requirements.”

The Company noted that collections during the fourth quarter were strong, increasing net cash by approximately $12 to $13 million.

Management will hold a brief conference call to respond to questions today, January 4, 2013 at 9:00 a.m.  EDT. Investors are invited to join the Company’s teleconference by calling (USA) (800) 230-1092 - or international +1(612) 234-9960 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone: (USA) (800) 475-6701, (International) +1(320) 365-3844, Access Code: 277998. A replay of both the call and the webcast will be available through February 4, 2013.

The Company will release its unaudited financial results for the fourth quarter and full year 2012 on Thursday, February 14, 2013 during pre-market hours followed by a conference call.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz
Ceragon Networks Ltd.	Ceragon Networks Ltd.
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271
yoelk@ceragon.com	abigaill@ceragon.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com